CELSIUS HOLDINGS, INC.
140 NE 4th Avenue, Suite C
Delray Beach, Florida  33483

VIA EDGAR

 November 17, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Celsius Holdings, Inc.
Registration Statement on Form S-1
Filed October 13, 2009
File No. 333-162429

 Ladies and Gentlemen:

 Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Celsius Holdings, Inc., a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 filed on October 13, 2009 (File No. 333-162429), together with all exhibits thereto (collectively, the “S-1 Registration Statement”). The Company would like to withdraw the S-1 Registration Statement in response to the Commission’s Comment 1 set forth in the Commission’s comment letter dated November 5, 2009.

In accordance with the Commission’s requests in Comment 8 and Comment 9, the Company has filed the requested documents as exhibits 10.2 and 10.3 to the Company’s Current Report filed with the Commission on November 12, 2009.

The remaining comments in the Commission’s comment letter dated November 5, 2009 requested additional disclosures to the S-1 which the Company believes are moot if the withdrawal request is granted.

The S-1 Registration Statement has not been declared effective and no shares of the Company’s common stock have been sold pursuant thereto.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the S-1 Registration Statement be credited for future use.

Should you have any questions regarding this matter, please contact Roger L. Shaffer of Baritz & Colman, LLP at (561) 862-5535. Thank you for your assistance.

CELSIUS HOLDINGS, INC.

By: /s/ Stephen C. Haley
    Stephen C. Haley, CEO